February 4, 2020

Alton "Ace" Chapman, Jr.
Chief Executive Officer
Freedom Internet Group Inc.
151 Calle San Francisco, Suite 200
San Juan, Puerto Rico 00901

       Re: Freedom Internet Group Inc.
           Registration Statement on Form S-1
           Filed January 10, 2020
           File No. 333-235873

Dear Mr. Chapman:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 10, 2020

Principal Shareholders, page 20

1. Please identify any greater than 5% beneficial owners underlying the SAFE conversions or advise. See Item 403(a) of Regulation S-K. Also disclose whether your officers and directors plan to acquire shares in the offering. We note your assumption in footnote (1)
       to the table.
Description of Our Business
Customers, page 22

2. Please describe the material terms of your agreements with Wiz Motions, LLC, Offito,
       LLC, and Growth Stack, Inc., such as the duration, events of default and termination provisions.
 Alton "Ace" Chapman, Jr.
Freedom Internet Group Inc.
February 4, 2020
Page 2
Material Agreements, page 24

3. Please disclose the milestones that would result in the company's obligations to pay additional cash consulting fees.
Related Party Transactions, page 28

4. We note your related party transaction disclosure in footnote 5 to the financial statements and your statement that "the Company is a member of a group of entities affiliated through common management." Please provide the disclosure required by
Item 404(d) of
      Regulation S-K or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameAlton "Ace" Chapman, Jr.
                                                           Division of
Corporation Finance
Comapany NameFreedom Internet Group Inc.
                                                           Office of Real
Estate & Construction
February 4, 2020 Page 2
cc:       David Bovi
FirstName LastName